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                              November 23, 2022

       Raj Agrawal
       Sole Director
       KKR Infrastructure Conglomerate LLC
       30 Hudson Yards
       New York, NY 10001

                                                        Re: KKR Infrastructure
Conglomerate LLC
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 28,
2022
                                                            File No. 000-56484

       Dear Raj Agrawal:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed October 28, 2022

       Item 1. Business, page 1

   1. Please elaborate on the nature of the infrastructure assets you intend to hold through the
                                                        Joint Ventures. We note
that your defined term "Infrastructure Assets" includes entities through which
infrastructure assets or businesses will be held.
       Our Administrator, page 8

   2. Please disclose the amount of the monthly fee or explain how it is calculated, and disclose the minimum annual fee
payable to the Administrator.
 Raj Agrawal
FirstName LastNameRaj  Agrawal LLC
KKR Infrastructure Conglomerate
Comapany 23,
November  NameKKR
              2022 Infrastructure Conglomerate LLC
November
Page 2    23, 2022 Page 2
FirstName LastName
Share Repurchases, page 14

3. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
4. It appears that you may conduct the share repurchase program during the continuous private offering of shares described on page 17. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program.
         We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class exemptive letter granted to Alston & Bird
         LLP dated October 22, 2007.
Item 1A. Risk Factors, page 34

5. We note your risk factor disclosure on page 54 that you may amend the LLC Agreement without shareholder approval. Please include disclosure about how you intend to notify shareholders of any changes to your LLC Agreement.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Unitholder Matters, page 116

6. Please revise your disclosure throughout your registration statement to clarify who maintains responsibility for calculating the monthly NAV. We note disclosure here that
         "[t]he Company determines the NAV of its shares no less frequently than monthly," which conflicts with your statement on page 113 that "[t]he Company's NAV will generally be determined by the Manager based in part on valuations of the Company's assets..." Please also tell us whether any third party will expertise its any of the quantitative NAV disclosures, such as valuation of the company's assets.
7. Please disclose how the company intends to disseminate the monthly NAV to shareholders, here and in your discussion of share repurchases on page
14. Please also
         provide us supplementally with your template for future NAV disclosures.
Item 10. Recent Sales of Unregistered Securities, page 117

8. Please reconcile your disclosure on page 117 that "KKR purchased $40 of Class G
         Shares" with your disclosure on page 66 and elsewhere in the registration statement that that "KKR and its subsidiaries have made an initial capital contribution of $1,000 in cash, in exchange for 40 Class G Shares."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3529 if
you have questions regarding comments on the financial statements and related matters. Please
 Raj Agrawal
KKR Infrastructure Conglomerate LLC
November 23, 2022
Page 3

contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameRaj Agrawal
                                                         Division of
Corporation Finance
Comapany NameKKR Infrastructure Conglomerate LLC
                                                         Office of Real Estate
& Construction
November 23, 2022 Page 3
cc:       Mark Brod
FirstName LastName